Exhibit 3.4

CERTIFICATE OF AMENDMENT OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

SUNESIS PHARMACEUTICALS, INC.

SUNESIS PHARMACEUTICALS, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies that:

FIRST: The name of the Corporation is SUNESIS PHARMACEUTICALS, INC.

SECOND: The date on which the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware is February 10, 1998.

THIRD: Pursuant to Section 242 of the General Corporation Law of the State of Delaware, this Certificate of Amendment of Amended and Restated Certificate of Incorporation amends Section A of Article IV of the Corporation’s Amended and Restated Certificate of Incorporation to read in its entirety as follows:

“A. This Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares that the Corporation is authorized to issue is four hundred ten million (410,000,000) shares, four hundred million (400,000,000) shares of which shall be Common Stock and ten million (10,000,000) shares of which shall be Preferred Stock. The Common Stock shall have a par value of $0.0001 per share and the Preferred Stock shall have a par value of $0.0001 per share.”

FOURTH: The foregoing amendment to the Corporation’s Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, SUNESIS PHARMACEUTICALS, INC. has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 2nd day of July, 2009.

SUNESIS PHARMACEUTICALS, INC.

By:	/s/ Daniel N. Swisher, Jr.
Daniel N. Swisher, Jr.,
Chief Executive Officer and President